UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

 (Amendment No.  )*

WANDA SPORTS GROUP COMPANY LIMITED

(Name of Issuer)

Class A Ordinary Shares, no par value

(Title of Class of Securities)

93368R 101**

(CUSIP Number)

SHENGKE LIMITED Vistra Corporate Services Centre Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands	ZHENG Xianying D23 – 1002, No.5 Courtyard, Fulicheng Guangqumen Wai Anvenue, Chaoyang, Beijing

HUANG Yu Room D, 11/F Golden Court, 6 Electric Road Causeway Bay, Hong Kong	NI Hongqing Unit B, 8/F., Queen’s Centre 58-64 Queen’s Road East Wanchai, Hong Kong

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 December 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the class A ordinary shares of the Issuer (the “Class A Ordinary Shares”).  This CUSIP number applies to the Issuer’s American Depositary Shares of the Issuer (“ADSs”), with every two ADSs representing three Class A Ordinary Shares.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON SHENGKE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,836,382 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,836,382 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,382 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%.(2) The voting power of the shares beneficially owned by the reporting person represents 0.6% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 3,836,382 Class A Ordinary Shares underlying American Depositary Shares of the Issuer (“ADSs”) held directly by the reporting person. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) are entitled to four votes per share.  Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters subject to a shareholder vote.

(2) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares underlying ADSs beneficially owned by the reporting person by the total number of issued and outstanding Class A Ordinary Shares (61,907,582, excluding 328,053 issued but unallocated shares under the equity incentive plan of the Issuer) as reported by the Issuer to the Reporting Persons.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by 649,778,410, representing the voting power of all of the Class A Ordinary Shares (61,907,582) and all of the Class B Ordinary Shares (587,870,828) as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Sun James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,836,382 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,836,382 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,382 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%.(2) The voting power of the shares beneficially owned by the reporting person represents 0.6% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 3,836,382 Class A Ordinary Shares underlying ADSs held indirectly by the reporting person through SHENGKE LIMITED.

(2) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares beneficially owned by the reporting person by 61,907,582.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by 649,778,410.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON HUANG Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,924,542 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,924,542 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,924,542 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 0.3% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 1,924,542 Class A Ordinary Shares underlying ADSs held directly by the reporting person.

(2) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares beneficially owned by the reporting person by 61,907,582.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by 649,778,410.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON NI Hongqing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,750,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 0.6% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 3,750,000 Class A Ordinary Shares underlying ADSs held directly by the reporting person.

(2) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares beneficially owned by the reporting person by 61,907,582.

 (3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by 649,778,410.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON ZHENG Xianying
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,812,500
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,812,500
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%.(2) The voting power of the shares beneficially owned by the reporting person represents 0.4% of the total outstanding voting power (3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 2,812,500 Class A Ordinary Shares underlying ADSs held directly by the reporting person.

(2) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares beneficially owned by the reporting person by 61,907,582.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by 649,778,410.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 7 of 13

Explanatory Note

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the persons listed in Item 2 below (the “Reporting Persons”) as a result of the entry by the Reporting Persons (other than Mr. Sun James) (the “Associates”) into the Standstill Agreement (as defined in Item 4 below) on December 22, 2020.  The Associates entered into the Standstill Agreement with Wanda Sports & Media (Hong Kong) Holding Co. Limited (the “Purchaser”), at the request of the Purchaser in connection with its tender offer (the “Offer”) to purchase all of the issued and outstanding class A ordinary shares of the Issuer (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares of the Issuer (“ADSs”).

Pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons may, by reason of the entry into the Standstill Agreement, be deemed collectively to beneficially own the total of 12,323,424 Class A Ordinary Shares as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 19.9% of the outstanding Class A Ordinary Shares (and 5.9% of the total outstanding shares of the Issuer).  However, each Reporting Person expressly disclaims beneficial ownership of any Class A Ordinary Shares beneficially owned by the other Associates and the Purchaser, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Associates and the Purchaser, and this Schedule 13D should not be construed as acknowledging that any of the Reporting Persons beneficially owns any Class A Ordinary Shares directly or indirectly held by the other Associates and the Purchaser or is a member of a group with the other Associates and the Purchaser.

Item 1.    Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer, whose principal executive offices are located at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, People's Republic of China.

American Depositary Shares (“ADSs”), with every two ADSs representing three Class A Ordinary Shares, are listed on the Nasdaq Global Select Market and trade under the symbol “WSG.”

In addition to the Class A Ordinary Shares, the Issuer also has outstanding Class B Ordinary Shares, no par value (the “Class B Ordinary Shares,” and together with the Class A ordinary Shares, the “Ordinary Shares”).

Item 2.     Identity and Background

This Schedule 13D is being filed jointly the Reporting Persons listed below pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.  The principal business address or residence address of each of the Reporting Persons is:

a.	SHENGKE LIMITED: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

b.	Sun James: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

c.	HUANG Yu: Room D, 11/F, Golden Court, 6 Electric Road, Causeway Bay, Hong Kong.

d.	NI Hongqing: Unit B, 8/F., Queen’s Centre, 8-64 Queen’s Road East, Wancchai, Hong Kong.

e.	ZHENG Xianying: D23 – 1002, No.5 Courtyard, Fulicheng, Guangqumen Wai Anvenue, Chaoyang, Beijing.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 8 of 13

Item 3.     Source and Amount of Funds or Other Consideration.

No securities were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.     Purpose of Transaction.

In connection with the Offer, on December 22, 2020, the Purchaser entered into an agreement (the “Standstill Agreement”) with the Associates pursuant to which each such Associate has agreed with Purchaser:

●
to withdraw Class A Ordinary Shares prior to the expiration of the Offer by surrendering its ADSs under the Deposit Agreement (under which the ADSs were issued) in return for the underlying Class A Ordinary Shares; and

●
to not accept the Offer with respect to any ADSs or Class A Ordinary Shares owned or acquired (whether or not pursuant to the Standstill Agreement) by it (or any interest therein), or sell or transfer any ADSs or Class A Ordinary Shares or interest therein or enter into any agreement or understanding with respect to any such sale or transfer prior to the expiration of the Offer.

The Offer is being undertaken by the Purchaser, and not by any Reporting Person.  None of the Reporting Persons has any independent plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement, in the Explanatory Note and in Items 2, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b)     The following table sets forth the beneficial ownership of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned(*)		Percentage(1)	Percentage of voting power (2)	Shared power to vote or direct the vote	Sole power to vote or direct the vote	Shared power to dispose or direct the disposition	Sole power to dispose or direct the disposition
SHENGKE LIMITED	3,836,382	(3)	6.2%	0.6%	3,836,382	-	3,836,382	-
Sun James	3,836,382	(4)	6.2%	0.6%	3,836,382	-	3,836,382	-
HUANG Yu	1,924,542	(5)	3.1%	0.3%	-	1,924,542	-	1,924,542
NI Hongqing	3,750,000	(6)	6.1%	0.6%	-	3,750,000	-	3,750,000
ZHENG Xianying	2,812,500	(7)	4.5%	0.4%	-	2,812,500	-	2,812,500
_______________
(*) Lists the number of Class A Ordinary Shares held, directly and/or indirectly, by each Reporting Person.

(1) The percentage of the class of securities is calculated by dividing the number of Class A Ordinary Shares beneficially owned by the Reporting Person by 61,907,582, representing the total number of issued and outstanding Class A Ordinary Shares as reported by the Issuer to the Reporting Person (excluding 328,053 issued but unallocated shares under the equity incentive plan of the Issuer).

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Class A Ordinary Shares (61,907,582) and Class B Ordinary Shares (587,870,828) as a single class.

(3) Represents 3,836,382 Class A Ordinary Shares underlying ADSs directly held by SHENGKE LIMITED.

(4) Represents 3,836,382 Class A Ordinary Shares underlying ADSs indirectly held by Sun James through SHENGKE LIMITED.

(5) Represents 1,924,542 Class A Ordinary Shares underlying ADSs directly held by HUANG Yu.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 9 of 13

(6) Represents 3,750,000 Class A Ordinary Shares underlying ADSs directly held by NI Hongqing.

(7) Represents 2,812,500 Class A Ordinary Shares underlying ADSs directly held by ZHENG Xianying.

(c) To the best knowledge of each of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Explanatory Note and Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement.

99.2
Standstill Agreement, dated December 22, 2020, by and among Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) to the Schedule TO-T filed with the SEC on December 23, 2020).

CUSIP No. 93368R 101	SCHEDULE 13D	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I or we certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2020

SHENGKE LIMITED

By:	/s/ Sun James
Name: Sun James
Title: Director

SUN JAMES

By:	/s/ Sun James

CUSIP No. 93368R 101	SCHEDULE 13D	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2020

HUANG Yu

By:	/s/ HUANG Yu

CUSIP No. 93368R 101	SCHEDULE 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2020

NI Hongqing

By:	/s/ NI Hongqing

CUSIP No. 93368R 101	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2020

ZHENG Xianying

By:	/s/ ZHENG Xianying

Schedule A

The following tables sets forth the name, principal business address, present principal occupation or employment, and citizenship for each executive officer and director of each of the Reporting Persons that is not an individual:

SHENGKE LIMITED

Name and Title	Principal Business Address	Present Principal Occupation Or Employment	Citizenship
Sun James, Director	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands	Merchant	Canada